Filed Pursuant to Rule 433

Registration No. 333-180488

MARKET-LINKED INVESTMENTS SERIES

Autocallable Market-Linked Step Up Notes (Autocallable Step Up Notes) are Market-Linked Investments designed to give you the opportunity to enhance modest positive market returns. Autocallable Step Up Notes are unsecured debt securities of an issuing company that are linked to a market measure or asset, such as the S&P 500® Index or Russell 2000® Index. On specific predetermined dates, the Autocallable Step Up Notes will be automatically called at a call premium if the level of the market measure is equal to or greater than the starting level. If not called, at maturity, if the linked market measure is flat or has increased up to a stated value—the “Step Up Value”—you’ll receive a fixed “Step Up Payment.” The Step Up Payment represents a return equal to the difference between the Step Up Value and the starting level. And if the linked market measure has increased above the Step Up Value, your return will equal the total percentage increase of the linked market measure. However, if the linked market measure has decreased, you’ll participate one-to-one in its decline. Some Autocallable Step Up Notes may include market downside protection, or a buffer, against a certain percentage of the losses. Either way, these notes do not pay interest and may involve risk to principal. Any returns on Autocallable Step Up Notes, including any repayment of principal, are subject to the credit risk of the issuer.

Autocallable Step Up Notes are available in $10 increments (a minimum purchase of $1,000 required), with a typical maturity of three years. They can be purchased in new issue offerings or in the secondary market. They are registered with the Securities and Exchange Commission and will not be listed on any securities exchange.

How can Autocallable Step Up Notes play a role in my investment strategy?

If you believe the S&P 500 will trend modestly upward during the next three years, you might consider an Autocallable Step Up Note linked to the S&P 500. For example, such a note may have a term of three years, call premiums of 8.5% after one year and 17% after two years, and have a potential Step Up Payment of 24% at maturity. If a potential annual return of 8.5% meets your financial goals, the Autocallable Step Up Note gives you an opportunity to realize this return if the index is flat or has increased modestly after one year. If the S&P 500 is down after the first year, your note will remain outstanding and will be called at a 17% return if the index is flat or up at the end of the second year. And if the S&P is down after the first two years but flat or up from the starting value at maturity, you will receive the principal plus at least 24%. The note provides potential uncapped market exposure at maturity with risk of loss of principal.

What advantages do Autocallable Step Up Notes provide?

¡	Opportunity for enhanced return. If the linked market measure remains flat or increases at an observation date, you will receive your principal plus the applicable call premium. If the note has not been called and is still outstanding at maturity, and the market measure is flat or increases, you will receive the Step Up Payment, and you also have the opportunity to participate one-to-one in any increase of the linked market measure beyond the Step Up Value.

Payout profile

Shown here are some hypothetical payouts at call or at maturity for a three-year Autocallable Step Up Note linked to the S&P 500. They are based on a call premium of 8.5% at year one, a call premium of 17% at year two, a Step Up Payment at maturity of 24%, 1:1 participation in any increase beyond the Step Up Value and 1:1 participation in declines of the S&P 500.

Hypothetical information is not a projection of future returns. S&P 500 return does not include dividends.

¡	Diversification. Autocallable Step Up Notes provide an alternative means of getting exposure to a wide variety of asset classes.

¡	Simplification. Because Market-Linked Investments such as Autocallable Step Up Notes offer a single packaged solution, they may reduce the complicated financial, tax, legal and operational issues surrounding the execution of sophisticated investment strategies.

¡	Complement to a long-term strategy. Autocallable Step Up Notes may provide a way to enhance market returns to pursue the growth you need to meet long-term financial objectives.

What risks do Autocallable Step Up Notes carry?

¡	Lower returns and loss of principal. If the linked market measure does not perform well, you could experience lower returns than you anticipated or than could have been received from an investment in a conventional bond or in a direct investment in the linked market measure. You can lose some or all of your principal. Even Autocallable Step Up Notes with a buffer provide market downside protection only up to a point. For example, for Autocallable Step Up Notes with a 10% buffer, you’re at risk of losing up to 90% of your principal.

¡	Credit risk. Any payments due on Autocallable Step Up Notes are subject to the credit risk of the particular issuer. If the issuer goes bankrupt or is unable to pay its debts, you could lose all of your investment, even if the underlying market measure performs well. Autocallable Step Up Notes are unsecured and are not backed by FDIC insurance or other governmental support.

¡	Early automatic redemption. The notes will be called prior to maturity in the event that the market measure is flat or up on an observation date. In this case, your return will be capped at the call premium, which may be lower than the increase in the market measure.

¡	Secondary market risks. You may not be able to sell your Autocallable Step Up Notes in the secondary market, and Merrill Lynch is not obligated to purchase them from you.

The price at which you may be able to sell your Autocallable Step Up Notes may be lower than the price you paid for them due to a number of factors, including changes in the linked market measure’s performance, the creditworthiness of the issuer, the cost of developing, hedging and distributing the Autocallable Step Up Notes, as well as the issuer’s borrowing rate for issuing Market-Linked Investments.

¡	Specific risks of the linked market measure. There are specific risks associated with the linked market measure. You should be familiar with these risks before investing.

¡	Tax consequences. The appreciation on the Autocallable Step Up Notes will generally be taxed as capital gains. The U.S. federal tax treatment is uncertain, and you should consult your own tax advisor before investing.

What charges do I pay when purchasing a Step Up Note, and how does Merrill Lynch benefit?

The $10 per unit you pay for a newly issued Autocallable Step Up Note includes compensation to Merrill Lynch for distributing the Autocallable Step Up Note and may include an estimated profit credited to Merrill Lynch from related hedging arrangements associated with the Autocallable Step Up Notes. These fees and charges, as well as the rate at which the issuer borrows funds under the Autocallable Step Up Note, reduce the economic terms of the Autocallable Step Up Note to you and result in its estimated initial value being less than the offering price. This is discussed in more detail in the offering documents. If you buy or sell Autocallable Step Up Notes on the secondary market, you may pay trading commissions and markups.

The trading, hedging and investment activities conducted by Merrill Lynch and its affiliated companies in the ordinary course of business may affect the return on the Autocallable Step Up Notes. When they’re issued by Bank of America Corporation (the parent company of Merrill Lynch), the proceeds will be used for the company’s operating or funding needs.

Merrill Lynch offers a variety of Market-Linked Investments in four basic categories ...

Offer exposure to the upside performance of the linked market measure with no or limited exposure to declines in the value of that market measure at maturity. Payments remain subject to issuer credit risk.

Offer periodic, variable or fixed interest payments with, in some instances, an added payout at maturity based on the performance of the linked market measure. Generally offer no or limited market downside protection.

May offer access to less readily available markets that may not be available through the other categories. Usually have one-to-one upside and downside exposure similar to a direct investment in the linked market measure.

Offer the potential to receive better-than-market returns if the linked market measure performs well, often up to a cap. Generally offer no or limited market downside protection.

IMPORTANT NOTICE: This fact sheet provides an overview of Autocallable Step Up Notes only and does not provide the terms of any specific security proposed to be sold. Merrill Lynch will furnish you with a prospectus that contains the terms of the relevant offering. Prior to making any decision to invest, you should read that prospectus for a detailed explanation of the terms, risks, tax treatment and other relevant information. Additionally, you should consult your accounting, legal or tax advisors before investing.

Prior to selling any particular Step Up Note, the issuer will have filed with the Securities and Exchange Commission (SEC) a registration statement, including a prospectus, containing more complete information about the potential offerings described in this fact sheet. Before investing, you should carefully read the relevant prospectus and the other documents filed by the issuer with the SEC. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or Merrill Lynch will arrange to have the documents sent to you; call Merrill Lynch toll-free at 1-866-500-5408.

Merrill Lynch Wealth Management is a registered trademark of Bank of America Corporation.

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